UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Invesco Real Estate Income Trust Inc.
(Name of Issuer)
Class I Common Stock, par value $0.0001 per share
(Title of Class of Securities)
46144C 301
(CUSIP Number)
April 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	46144C 301

1	Names of Reporting Persons
First Trust Alternative Opportunities Fund
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,613,025
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,613,025
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,613,025
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
35.79%
12	Type of Reporting Person (See Instructions)
IV

SCHEDULE 13G

CUSIP No.	46144C 301

1	Names of Reporting Persons
First Trust Capital Management L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,684,617
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,684,617
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,684,617
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
37.37%
12	Type of Reporting Person (See Instructions)
IA

SCHEDULE 13G

CUSIP No.	46144C 301

1	Names of Reporting Persons
First Trust Capital Solutions L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a)[ ] (b)[X]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,684,617
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,684,617
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,684,617
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
37.37%
12	Type of Reporting Person (See Instructions)
HC

SCHEDULE 13G

CUSIP No.	46144C 301

1	Names of Reporting Persons
FTCS Sub GP LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a)[ ] (b)[X]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,684,617
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,684,617
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,684,617
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
37.37%
12	Type of Reporting Person (See Instructions)
HC

Item 1.

(a)       Name of Issuer: Invesco Real Estate Income Trust Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 2001 Ross Avenue, Suite 3400, Dallas, TX, 75201.
Item 2.
(a)	Name of Person Filing: This Schedule 13G is being filed jointly by First Trust Alternative Opportunities Fund (“VFLEX”), First Trust Capital Management L.P. (“FTCM”), First Trust Capital Solutions L.P. (“FTCS”) and FTCS Sub GP LLC (“Sub GP”).

•       VFLEX, an investment company registered under the Investment Company Act of 1940.

•	FTCM, an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) VFLEX and (ii) First Trust Real Assets Fund, an investment company registered under the Investment Company Act of 1940, (collectively, the “Client Accounts”).
•	FTCS, a Delaware limited partnership and control person of FTCM.
•	Sub GP, a Delaware limited liability company and control person of FTCM.

Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto.

(b)	Address of Principal Business Office or, if None, Residence: The principal business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606. The principal business address of VFLEX is 235 West Galena Street, Milwaukee, WI 53212.
(c)	Citizenship: United States
(d)	Title and Class of Securities: Class I Common Stock, par value $0.0001 per share (the “Common Stock”)
(e)	CUSIP No.: 46144C 301
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[X] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned: As investment adviser to the Client Accounts, FTCM has the authority to invest the funds of the Client Accounts in securities (including Common Stock of the Issuer) as well as the authority to purchase, vote and dispose of securities, and may thus be deemed the beneficial owner of any shares of the Issuer’s Common Stock held in the Client Accounts. As of April 30, 2024, VFLEX owned 1,613,025 shares of the outstanding Common Stock of the Issuer, while FTCM, FTCS and Sub GP collectively owned 1,684,617 shares of the outstanding Common Stock of the Issuer.

FTCS and Sub GP may be deemed to control FTCM and therefore may be deemed to be beneficial owners of the Common Stock reported in this Schedule 13G. No one individual controls FTCS or Sub GP. FTCS and Sub GP do not own any Common Stock of the Issuer for their own accounts.

(b)       Percent of Class:

(1)	VFLEX: 35.79%
(2)	FTCM, FTCS and Sub GP: 37.37%

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote:

(1)	VFLEX: 1,613,025
(2)	FTCM, FTCS and Sub GP: 1,684,617

(ii)	Shared power to vote or to direct the vote:
(1)	VFLEX: 0
(2)	FTCM, FTCS and Sub GP: 0
(iii)	Sole power to dispose or to direct the disposition of:
(1)	VFLEX: 1,613,025
(2)	FTCM, FTCS and Sub GP: 1,684,617
(iv)	Shared power to dispose or to direct the disposition of:
(1)	VFLEX: 0
(2)	FTCM, FTCS and Sub GP: 0
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See Item 2.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 2024

First Trust Alternative Opportunities Fund

By: /s/ Chad Eisenberg

Chad Eisenberg, Treasurer

First Trust Capital Management L.P.

By: /s/ Chad Eisenberg

Chad Eisenberg, Chief Operating Officer

First Trust Capital Solutions L.P.

By: /s/ Chad Eisenberg

Chad Eisenberg, Chief Operating Officer

FTCS Sub GP LLC

By: /s/ Chad Eisenberg

Chad Eisenberg, Chief Operating Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  May 7, 2024

First Trust Alternative Opportunities Fund

By: /s/ Chad Eisenberg

Chad Eisenberg, Treasurer

First Trust Capital Management L.P.

By: /s/ Chad Eisenberg

Chad Eisenberg, Chief Operating Officer

First Trust Capital Solutions L.P.

By: /s/ Chad Eisenberg

Chad Eisenberg, Chief Operating Officer

FTCS Sub GP LLC

By: /s/ Chad Eisenberg

Chad Eisenberg, Chief Operating Officer